Bill Johnston Senior Vice President & Controller 1801 California Street, Suite 320 Denver, Colorado 80202

June 13, 2008

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Qwest Communications International Inc. Form 10-K for the Year Ended December 31, 2007 Filed February 12, 2008 File No. 1-15577	Qwest Corporation Form 10-K for the Year Ended December 31, 2007 Filed February 12, 2008 File No. 1-03040

Dear Mr. Spirgel:

On behalf of Qwest Communications International Inc. (“QCII”) and Qwest Corporation (“QC”), I am responding to the comments contained in your letter, dated May 21, 2008, relating to our previous letter dated May 2, 2008. I appreciated the opportunity to discuss the comments in your most recent letter with Craig Olinger, Kyle Moffatt, Dean Suehiro and Michael Henderson of the Division of Corporation Finance during our conference call on June 5, 2008. Your comments are set forth in bolded, italicized text below, and our responses are set forth in plain text beneath each comment. We believe our comments below reflect the substance of our conference call on June 5, 2008.

Comment 1: We note your response to prior comment 1. We believe that certain of your real estate costs should be classified as cost of sales. In this regard, we note that costs related to your fleet of vehicles and hosting centers appear to be directly related to the cost of providing services. Since these costs are incurred to deploy assets and services where you have the most need, this implies that these costs should be classified as cost of sales. We also believe that you should allocate all other costs related to the costs of services despite the fact that your do not believe that allocating such expenditures between two or more financial statement line items provides the financial statement reader with relevant insight into the nature of those specific underlying costs.

Response: Although we believe that it is most meaningful to the readers of our financial statements to group our fleet and hosting center real estate costs with similar, centrally managed costs, we agree with you that it would also be reasonable to group these costs with our network and facilities costs on the cost of sales line in our Statement of Operations. These costs, which were approximately $159 million and $150 million in 2007 and 2006, respectively, represent less than 1.5% of our total operating expenses, less depreciation and amortization, and less than 3.5% of our cost of sales. We do not believe these amounts are quantitatively or qualitatively material to our financial statements or our cost of sales or operating expenses for the current period or any prior periods. At this point, we plan to continue to categorize these expenses in general, administrative, and other operating expenses with clear disclosure that these costs are included therein. Also, we will continue to evaluate the materiality of this classification in the future and we will change this classification if these costs become material.

Qwest Communications International Inc.

Larry Spirgel, United States Securities and Exchange Commission

June 13, 2008

Comment 2: We note your response to prior comment 2. We believe that USF charges should be classified as cost of sales. Our belief is based on the following:

•	the USF charges are directly attributed to the generation of your revenues;

•	the USF charges are a condition of our license and related operations;

•	the USF charges are based on a percentage of revenues;

•	the reclassification does not appear to be a preferable treatment;

•	the reclassification of the USF charges makes your cost of sales and implied gross margins less comparable to those in your industry; and

•	the reclassification gives an impression of an improved gross margin where it does not exist.

Response: As we discussed on the conference call, universal service fees (“USF”) are regulator allocated subsidy payments and are not a direct cost of sales. We are allowed, though are not required, to recover this extra cost by billing our customers a USF surcharge on a separate line of their bill. We continue to believe that our practice of breaking out a charge on a separate line should not drive a specific Statement of Operations classification. Instead, we believe that the underlying nature of the cost, in this case a subsidy, should be the determinant for how the cost is classified on our Statement of Operations. Lastly, we also pointed out that we do not show a gross margin in our financial statement presentation since gross margin is not a meaningful metric in the analyses of our company or our industry.

As we discussed on the conference call, we continue to believe that USF is a general operating cost that is incurred due to our participation in the telecommunications industry. We believe that classification of our contributions to the Universal Service Fund as general, administrative and other operating expense is a better presentation under our circumstances. Also, we will continue to provide clear disclosure of this classification to the users of our financial statements in a manner similar to how we disclosed it in our first quarter of 2008 10-Q.

Comment 3: We note your revised MD&A for the three-year period ended December 31, 2007 for your change in your reportable segments in the 1st quarter of 2007. Please tell us why you are not required to file the related audited financial statements giving effect to the restatement of your reportable segments.

Response: As we discussed on our conference call, we followed the guidance of SFAS 131 and the relevant SEC guidance when we filed our 2007 annual report on Form 10-K, our first quarter of 2008 10-Q, and our related current report on Form 8-K. Our 8-K was filed for informational purposes and included our MD&A, which provided an analysis of our revenues, expenses, operating margin and net income for the three years ended December 31, 2007, as if we had operated then with our now current reportable segments. The information presented in that 8-K differed from the segment-related disclosures required in audited financial statements only by the reconciliation of segment income to net income. We believe that the financial information presented in this 8-K included the most relevant information used by investors and analysts. We will continue to recast our segment information and the reconciliation of segment income to net income in the historical financial statements that are presented in our future 10-Qs and 10-Ks in accordance with SFAS 131.

Qwest Communications International Inc.

Larry Spirgel, United States Securities and Exchange Commission

June 13, 2008

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filings noted above; that your comments or changes we make to disclosures in response to your comments do not foreclose the SEC from taking any action with respect to our filings; and that we may not assert your comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I hope that this response satisfactorily answers your questions. If you have additional questions or need further explanation, please call me at 303-992-2996.

Sincerely,

/s/ Bill Johnston
Bill Johnston

cc:

K. Dane Brooksher, Chair—QCII Audit Committee

Jim Bickell, Engagement Partner—KPMG